

Mail Stop 3561

November 22, 2016

Richard Xu
Chief Executive Officer
iFresh Inc.
7 Times Square, 37th Floor
New York, New York 10036

     Re: iFresh Inc.
             Amendment No. 2 to Registration Statement on Form S-4
             Filed November 10, 2016
             File No. 333-213061

Dear Mr. Xu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 7, 2016 letter.

NYM's Business Model, page 89

1. Please disclose the duration of NYM's exclusive distributorship rights for each brand listed in Table 2. Further, if the relationships between Strong America and the manufacturers of the products listed in Table 2 are governed by contracts, please disclose this fact and disclose the material terms of such contracts. Please see Item 601(b) of Regulation S-K.

Financial Statements, page F-1

2. Please update the financial statements and financial information included in the filing to include interim periods ended September 30, 2016 and September 30, 2015. Refer to Rule 8-08 of Regulation S-X.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products